Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 4, 2010

Relating to Preliminary Prospectus dated October 24, 2010

Registration No. 333-168736

10,800,000 Shares

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer:	Triangle Petroleum Corporation

Exchange / Ticker:	NYSE Amex / TPLM

Offering size:	10,800,000 shares

Over-allotment option:	15%, or 1,620,000 shares

Common stock outstanding after offering:	20,905,584 shares, based on 10,105,584 shares of common stock outstanding as of November 3, 2010, excluding up to 433,500 shares of common stock that may be issued in connection with the Williston Purchase (as defined in the preliminary prospectus to which this free writing prospectus relates) and 1,010,559 shares that are authorized for future issuance under our equity incentive plans, in each case after giving effect to the reverse stock split.

Public offering price:	$5.50 per share

Price to the Issuer:	$5.1425 per share

Net proceeds to the Issuer:	We will receive net proceeds from this offering of approximately $54.3 million, after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $62.6 million if the underwriters exercise the over-allotment option in full. We intend to use the net proceeds from this offering to fund our drilling and development expenditures, leasehold acquisitions, including with the Williston Purchase, and general corporate purposes, including working capital.

Trade date:	November 5, 2010

Settlement date:	November 10, 2010

First day of trading on the NYSE Amex:	November 5, 2010

Lead book-running manager:	Johnson Rice & Company L.L.C.

Co-managers:	Canaccord Genuity Inc. and Rodman & Renshaw, LLC

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of July 31, 2010:

•	on an actual basis;

•

on a pro forma basis giving effect to (i) issuance of 204,419 shares of common stock (after giving effect to the reverse stock split) in connection with a private placement completed on August 6, 2010, or the August Private Placement, (ii) the reverse stock split, (iii) the amendment to the articles of incorporation reducing the number of authorized shares to 70,000,000 and (iv) the payment of approximately $2.2 million in cash and the issuance of up to 433,500 shares of common stock (after giving effect to the reverse stock split) in connection with the Williston Purchase; and

•

on a pro forma as adjusted basis, giving further effect to the sale of 10,800,000 shares of common stock in this offering at the public offering price of $5.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds of this offering of approximately $54.3 million as described in “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our historical consolidated financial statements and the related notes thereto included in the prospectus relating to this offering.

	As of July 31, 2010
	(unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$2,050,357	$718,857	$55,023,505

Stockholders’ equity
Common stock ((i) Actual: 150,000,000 shares authorized, par value $0.00001; 99,011,648 shares issued; (ii) Pro forma: 70,000,000 shares authorized, par value $0.00001; 10,539,084 shares issued; (iii) Pro forma as adjusted: 70,000,000 shares authorized, par value $0.00001; 21,339,084 shares issued)	$990	$105	$213
Additional paid-in capital	95,370,116	98,547,901	152,852,441
Deficit	(64,469,788)	(64,469,788)	(64,469,788)

Total stockholders’ equity	$30,901,318	$34,078,218	$88,382,866

Total capitalization	$32,445,512	$35,622,412	$89,927,058

DILUTION

As of July 31, 2010, we had a net tangible book value of $30,901,318, or $3.12 per share (after giving effect to the reverse stock split). Net tangible book value represents our total tangible assets, less all liabilities, divided by the number of shares of our outstanding common stock. Without taking into account any changes in such net tangible book value after July 31, 2010, other than to give effect to our sale of 10,800,000 shares of common stock offered hereby (based on the public offering price of $5.50), the pro forma net tangible book value per share at July 31, 2010 would have been $4.12. This amount represents an immediate increase in net tangible book value of $1.00 per share to our current stockholders and an immediate decrease in net tangible book value of $1.38 per share to new investors purchasing shares in this offering, as illustrated in the following table:

Public offering price per share		$5.50
Net tangible book value per share as of July 31, 2010	$3.12
Increase per share attributable to this offering	1.00

As adjusted net tangible book value per share after this offering		4.12

Net tangible book value dilution per share to new investors in this offering		$1.38

If the underwriters’ over-allotment option is exercised in full, the net tangible book value per share after giving effect to the offering would be $4.19 and the dilution in net tangible book value per share to new investors would be $1.31.

The following table summarizes, as of July 31, 2010, the difference between the number of shares purchased from us, the total cash consideration paid and the average cash price per share paid by our existing stockholders and to be paid by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	9,901,165	47.8%	$95,371,106	61.6%	$9.63
New investors	10,800,000	52.2	59,400,000	38.4	$5.50

Total	20,701,165	100.0%	$154,771,106	100.0%

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING (504) 584-1231.